**MANAGEMENT PROXY CIRCULAR**

Unless otherwise indicated, the following information is given as at May 17, 2011 and all amounts in dollars refer to Canadian currency.

**SOLICITATION OF PROXIES BY MANAGEMENT**

**This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of Acasti Pharma Inc. (the "Corporation" or "Acasti") of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to** be held at Le Crystal Hotel, 1100 de la Montagne, Crescent Room, Montreal (Québec), on June 22, 2011 at 1:00 pm **and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the "Notice of Meeting").** It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, e-mail or in person. The cost of solicitation of proxies will be borne by the Corporation.

**APPOINTMENT AND REVOCATION OF PROXIES**

The persons named in the enclosed form of proxy are directors and officers of the Corporation. **Each shareholder who is entitled to vote (the "Shareholder") is entitled to appoint a person, who need not be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.** To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and Holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and Holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and Holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting on the day of the Meeting or at any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

**EXERCISE OF DISCRETION BY PROXIES**

All Class "A" Shares of the Corporation (the "**Class A Shares**") represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy. Please note that all Class "B" Shares and Class "C" Shares of the Corporation were converted into Class A Shares on a 1 for 1 basis on March 21, 2011. **In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein.** Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Class A Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

## NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Class "A" Shares beneficially owned by a person (a "**Non-Registered Shareholder**") that is registered either:

(i) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Shareholder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a) typically, be provided with a computerized form (often called a "**Voting Instruction Form**") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a Voting Instruction Form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Class "A" Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Class "A" Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

**In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the Voting Instruction Form or proxy form must be delivered.**

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

## VOTING SHARES

The authorised share capital of the Corporation is composed of an unlimited number of Class "A", "B", "C", "D" and "E" shares (individually, "**Share**"; collectively "**Shares**"). Each holder of Class "A" and Class "B" Shares has the right to vote at any meeting of the shareholders of the Corporation.

As at May 17, 2011, there were 64,434,444 issued and outstanding Class A Shares of the Corporation, each share entitling its holder to one (1) vote per Class "A" Share. As at the same date, there were no issued and outstanding Class "B" Shares or Class "C Shares of the Corporation. All Class "B" Shares and Class "C" Shares of the Corporation were converted into Class A Shares on a 1 for 1 basis on March 21, 2011.

The by-laws of the Corporation provide during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the Shares shall constitute a quorum.

## RECORD DATE

The Corporation has chosen May 17, 2010 as the record date (the "**Record Date**") for the purposes of determining shareholders entitled to receive Notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to receive Notice of the Meeting.

## PRINCIPAL SHAREHOLDERS

As at May 17, 2011, to the best knowledge of the Corporation other than the companies mentioned below, none of the directors or executive officers of the Corporation or any other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation's Class "A" Shares and Class "B" Shares combined.

| Name and address of Shareholder | Number of Class A Shares held | Number of Class B Shares Held | % of Voting Rights represented by the Class A Shares (combined with Class B) |
|---|---|---|---|
| Neptune Technologies & Bioressources Inc. ("**Neptune**") | 38,617,733 | 0 (*) | 59.93% |

(*) All Class "B" Shares were converted into Class A Shares on a 1 for 1 basis on March 21, 2011.

Neptune is also the majority shareholder of NeuroBioPharm Inc. ("**NeuroBioPharm**")

## PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2011 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation's 2011 Annual Report (the "**Annual Report**") which was mailed to shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

## ELECTION OF DIRECTORS

The Board of Directors of the Corporation (the "**Board**") currently consists of five (5) directors.

The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. **Management does not contemplate that any such nominees will be unable to serve as Director. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.** Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board of Directors. In the event the shareholders' resolution ratifying the Board resolution approving the amendment of the articles of incorporation of the Corporation in order to allow the directors to appoint one or more additional directors, the Board may name one or more additional directors whose term would expire at the latest at the close of the next annual meeting of the shareholders of the Corporation (see "*Particulars of matters to be acted upon – Amendments to the Articles of Incorporation and Nomination of Additional Directors*" in this Circular).

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director for the year beginning March 1, 2011, and all other positions and offices with the Corporation held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of common shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

| Name, province or state, and country of residence of each director and proposed director | Principal Occupation | First year as director | Number of Class A Shares beneficially owned or controlled or directed by each proposed director |
|---|---|---|---|
| Henri Harland [4]<br>QC, Canada<br>Chief Executive Officer and Director | Chief Executive Officer of the Corporation | 2002 | 1,376,043[1] |
| Ronald Denis[2][3][4]<br>QC, Canada<br>Chairman of the Board of Directors and Director | Chief of Surgery at Hôpital du Sacré-Coeur in Montréal | 2008 | 22,500 |
| Michel Chartrand [2][3][4]<br>QC, Canada<br>Director | Vice President Retail Partners Solutions (RPS) McKesson Canada | 2008 | 1,000 |
| Martin Godbout [2][3][4]<br>Québec, Canada | Director at Methylgene, AmorChem, AngioChem, Asmacure, BioQuébec and the Charlevoix Ataxia Foundation. | 2011 | - |
| Marc Lebel [2][3][4]<br>Quebec, Canada | President of Production Glaciel | 2011 | - |

(1) Of this number, 821,750 Shares are owned by a corporation controlled by Mr. Henri Harland.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance Committee.

The information as to Shares beneficially owned or over which the above-named individuals exercise control or direct and the foregoing information is not within the knowledge of the Corporation and has been furnished by each of those named above nominees individually.

The following is a brief biography of the nominees:

**Dr. Ronald Denis- Chairman of the Board of Directors and Director**

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

**Henri Harland- Chief Executive Officer and Director**

Mr. Henri Harland has been a director as well as the President and Chief Executive Officer of Neptune since its incorporation on October 9, 1998. He is the founder of the Corporation and of Neptune and has been involved in the *krill* research project since 1991. For more than ten years he has held the position of President and Chief Executive Officer of Gestion Harland inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

**Michel Chartrand – Director**

Since July 2009, Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc.

**Martin Godbout – Director**

Mr. Godbout holds a B.Sc. in Biochemistry (1979) and a doctorate in physiology and molecular endocrinology from Laval University. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council of Canada (MRC) and went to San Diego, California, where he continued research work in molecular neurobiology at the Scripps Research Institute. From May 1994 to May 1997, he was chairman and CEO of Innovatech Quebec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of the Company BioCapital, a Canadian venture specialized in private financing of start-up companies

demonstrating strong potential in the areas of health and biotechnology. Since 2004, Mr. Godbout is a director of MethylGene, a public company listed on the TSX Exchange. Mr. Godbout is currently a director on several boards of high technology companies, foundations and scientific organizations such as AmorChem, AngioChem, Asmacure, BioQuébec and the Ataxia Charlevoix Foundation.

**Marc Lebel – Director**

Mr. Lebel is the holder of a Pharmacy Doctor (Pharm.D.) and the founder of Anapharm Inc. At present, he is president of Production Glaciel. He acted as the Executive Vice-president of Pharmanet, company owning Anapharm. Since its inception in 1994 with 8 employees, Anapharm grew to 960 employees in 2007, with business sites in Montreal, Trois-Rivières, Toronto and headquarters in Quebec City. Mr. LeBel was or is currently, a Board member of Université Laval, Festival du cinema des 3 Amériques, SiliCycle, Sinergia, Virocell, TGN Biotech and BCM Biotech. He is the author of 120 publications and 130 communications. He received the following honors: Excelsia 2006 Bio-Quebec, Grand diplômé Université Laval, and leadership from Canadian Society for Pharmaceutical Sciences.

To the knowledge of the Corporation, none of the proposed directors of the Corporation:

(a) is, as of the date of the Circular, or has been, within the ten years prior to the date of the Circular, a director, chief executive officer or chief financial officer of any Corporation that:

   (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an "**Order**"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer ; or

   (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, or has been, as at the date of the Circular or within the ten years prior to the date of the Circular, a director or executive officer of any Corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years prior to the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

## DISCUSSION AND ANALYSIS EXECUTIVE COMPENSATION

On September 18, 2008, the Canadian Securities Administrators announced the adoption of new rules under Form 51-102F6 Statement of Executive Compensation (the "**New Form 51-102F6**"), which came into effect on December 31, 2008. This Circular includes the required disclosure under the New Form 51-102F6.

## COMPENSATION OF DIRECTORS AND EXECUTIVES AND OTHER INFORMATION

### REMUNERATION OF DIRECTORS

For a complete description of the remuneration of the Directors of the Corporation, we refer you to Neptune Technologies & Bioressources Inc.'s Management Proxy Circular dated May 27, 2011 (the "**Neptune Circular**").

During the financial year ended February 28, 2011 except for the Chief Executive Officer of the Corporation, all the Directors were independent and paid by the Corporation as Directors. Mr. Henri Harland, Chief Executive Office of the Corporation, received no remuneration from the Corporation for services rendered as director.

### SUMMARY COMPENSATION TABLE: ATTENDANCE FEES FOR INDEPENDENT DIRECTORS

The total compensation paid to the Directors by the Corporation during the financial year ended on February 28, 2011, is set out in the following table:

| Name and Principal Position | Year ended February 28 | Salary ($) | Option-based/Warrant-based awards(1) ($) | Annual incentive plans ($) | All other compensation ($)(2) | Total compensation ($) |
|---|---|---|---|---|---|---|
| Michel Chartrand(4) | 2011 | 3,625 | 11,250 | - | - | 14,875 |
| | 2010 | - | - | - | - | - |
| | 2009 | - | - | | | - |
| Jean-Claude Debard | 2011 | 2,625 | 11,250 | - | - | 13,875 |
| | 2010 | - | - | - | - | - |
| | 2009 | - | - | | | - |
| Ronald Denis(3) | 2011 | 6,375 | 11,250 | - | - | 17,625 |
| | 2010 | - | - | - | - | - |
| | 2009 | - | - | | | - |
| Daniel Perry | 2011 | 2,875 | 11,250 | - | - | 14,125 |
| | 2010 | - | - | - | - | - |
| | 2009 | - | - | | | - |

(1) In respect of the July 13, 2010 transfer of warrants of the Corporation by Neptune, the value of the warrant-based awards is based on a fair value of $0.23 per warrant. The Corporation has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.
(2) The value of perquisites and other personal benefits received by these directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the remuneration paid during the financial year ended February 28, 2011.
(3) President of the Board as at the February 28, 2011.
(4) President of the Audit Committee as at February 28, 2011.

Mr. Lebel and Mr. Godbout did not participate in any meeting of the Board prior to February 28, 2011 and did not receive any remuneration in the financial year ended February 28, 2011.

The Corporation's options and warrants were respectively awarded and transferred to the Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the Corporation.

### OPTION-BASED AND WARRANT-BASED AWARDS FOR DIRECTORS

The following table provides information on the number and value of each independent director's outstanding options and warrants at the end of the financial year ended February 28, 2011.

OPTION-BASED AWARDS

| Name / Grant Date | Number of securities underlying unexercised options | Option exercise price ($) | Option expiration date | Value of unexercised in-the-money options ($) |
|---|---|---|---|---|
| **Michel Chartrand** | | | | |
| October 8, 2008 | 25,000 | 0.25 | October 8, 2018 | 6,250 |
| **Jean-Claude Debard** | | | | |
| July 14, 2009 | 25,000 | 0.25 | July14, 2019 | 6,250 |
| **Ronald Denis** | | | | |
| October 8, 2008 | 25,000 | 0.25 | October 8, 2018 | 6,250 |
| **Daniel Perry** | | | | |
| October 8, 2008 | 25 000 | 0.25 | October 8, 2018 | 6 250 |

(*)Calculation is based on the estimated price of $0.50 for the Corporation's shares on February 28, 2011. This price is based on the last price paid for shares of the Corporation by third parties, upon the exercise of the call-options issued by Neptune, on such shares.

WARRANT-BASED AWARDS

| Name / Grant Date | Number of securities underlying unexercised warrants | Warrants exercise price ($) | Warrants expiration date | Value of unexercised in-the-money Warrants(1) ($) |
|---|---|---|---|---|
| **Michel Chartrand** | | | | |
| July 13, 2010(2) | 25,000 | 0.25 | October 8, 2013 | 0 |
| October 8, 2008 | 125,000 | 0.25 | October 8, 2013 | 31,250 |
| **Jean-Claude Debard** | | | | |
| July 13, 2010(2) | 25,000 | 0.25 | October 8, 2013 | 0 |
| July 14, 2009 | 100,000 | 0.25 | October 8, 2013 | 25,000 |
| **Ronald Denis** | | | | |
| July 13, 2010(2) | 25,000 | 0.25 | October 8, 2013 | 0 |
| October 8, 2008 | 175,000 | 0.25 | October 8, 2013 | 43,750 |
| **Daniel Perry** | | | | |
| July 13, 2010(2) | 25,000 | 0.25 | October 8, 2013 | 0 |
| October 8, 2008 | 100,000 | 0.25 | October 8, 2013 | 25,000 |

(1)Calculation is based on the estimated price of $0.50 for the Corporation's shares on February 28, 2011. This price is based on the last price paid for shares of the Corporation by third parties, upon the exercise of the call-options issued by Neptune, on such shares.
(2) The July 13, 2010 transfer of warrants of the Corporation by Neptune is subject to the approval of Neptune's disinterested shareholders. See the Neptune Circular for more details. Pursuant to a resolution of the board of directors of Neptune dated July 13, 2010 the transfer of warrants of the Corporation was effected by Neptune in consideration of a transfer premium of $0.25, payable to Neptune upon exercise of the warrants.

The Corporation's options and warrants were respectively awarded and transferred to the Directors of the Corporation as remuneration for additional responsibilities and workload attributable to the position they held in the Corporation.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

This disclosure is intended to communicate the compensation provided to Henri Harland, the Corporation's Chief Executive Officer ("CEO"), André Godin, the Vice President Administration and Finance, Tina Sampalis, President, and Pierre Lemieux, Chief Operating Officer, are the only other executive officers of the Corporation whose total annual compensation exceeded $150,000 during the last completed financial year (collectively, the "**Named Executive Officers**").

The Corporation's executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation by providing compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

Compensation of Named Executive Officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance relative to objectives set out above. During the financial year ended February 28, 2011, the Compensation Committee was composed of Mr. Michel Chartrand, Mr. Ronald Denis, Jean-Claude Debard and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation. As at the date hereof, Mr. Debard and Mr. Perry are no longer members of the Compensation Committee, and have been replaced by Mr. Lebel and Mr. Chartrand.

The composition of the Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is based on payment in connection with the responsibilities and duties held within the Corporation, as well as for performance of the Named Executive Officers and the desire to remain competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Corporation's executive officers, other than himself, for approval by the Board of Directors. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based, and as described in the following paragraphs.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity, stock options and warrants. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the achievement of certain objectives set by the Board of Directors, generally based on actual vs. budgeted results. Generally, new stock option grants and new warrants do not take into account the number of outstanding options and warrants.

The Chief Executive Officer's salary is based on comparable market consideration and the Compensation Committee's assessment of his performance, with regards to the Corporation's financial performance and progress in achieving strategic performance.

### Compensation Elements

Remuneration of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i) base salary;
(ii) grant of stock options of the Corporation and grant of warrants of the Corporation and of NeuroBioPharm by Neptune; and
(iii) other elements of compensation, consisting of benefits,

### Base Salary

The compensation of the Corporation's Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

### Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of the Corporation's executives with those of its shareholders.

For a more detailed description of the Corporation Stock Option Plan, see below.

The Corporation's Compensation Committee is responsible for overseeing and managing the Corporation Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant's position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading "Stock Option Plan" of this Circular.

## Outstanding Option-Based and Warrant-Based Awards

The following tables set out all awards of stock options and grant of warrants outstanding to each Named Executive Officer at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2011. The Corporation has no equity incentive plan for share-based awards.

### Option-Based Awards

| Name / Grant Date | Number of securities underlying unexercised options (#) | Option exercise price ($) | Option expiration date | Value of unexercised in-the-money options[(1)] ($) |
|---|---|---|---|---|
| **Henri Harland**<br>Chief Executive Officer | | | | |
| October 8, 2008 | 200,000 | 0.25 | October 8, 2018 | 50,000 |
| **André Godin**<br>Chief Financial Officer[(2)] | | | | |
| October 8, 2008 | 100,000 | 0.25 | October 8, 2018 | 25,000 |
| **Tina Sampalis**<br>President | | | | |
| October 8, 2008 | 200,000 | 0.25 | October 8, 2018 | 50,000 |

(1)Calculation is based on the estimated price of $0.50 for the Corporation's shares on February 28, 2011. This price is based on the last price paid for shares of the Corporation by third parties, upon the exercise of the call-options issued by Neptune, on such shares. (2) Mr. Godin ceased being a Named Executive Officer of the Corporation on March 21, 2011 and was replaced by Mr. Xavier Harland who has been Chief Financial Officer since this date.

### WARRANT-BASED AWARDS

| Name / Grant Date | Number of securities underlying unexercised warrants (#)(2) | Warrants exercise price ($)(3) | Warrants expiration date | Value of unexercised in-the-money Warrants(1) ($) |
|---|---|---|---|---|
| **Henri Harland**<br>Chief Executive Officer | | | | |
| July 13, 2010(2)(3) | 175,000 | 0.25 | October 8, 2013 | 0 |
| October 8, 2008 | 1,250,000 | 0.25 | October 8, 2013 | 312,500 |
| **André Godin**<br>Chief Financial Officer(4) | | | | |
| July 13, 2010(2)(3) | 100,000 | 0.25 | October 8, 2013 | 0 |
| October 8, 2008 | 700,000 | 0.25 | October 8, 2013 | 175,000 |
| **Tina Sampalis**<br>President | | | | |
| July 13, 2010(2)(3) | 175 000 | 0.25 | October 8, 2013 | 0 |
| October 8, 2008 | 1,250,000 | 0.25 | October 8, 2013 | 312,500 |
| **Pierre Lemieux(5)**<br>Chief Operating Officer | | | | |
| July 13, 2010(2)(3) | 250,000 | 0.25 | October 8, 2013 | 0 |

(1)Calculation is based on the estimated price of $0.50 for the Corporation's shares on February 28, 2011. This price is based on the last price paid for shares of the Corporation by third parties, upon the exercise of the call-options issued by Neptune, on such shares. (2) The July 13, 2010 transfer of warrants of the Corporation by Neptune is subject to the approval of Neptune's disinterested shareholders. We refer you to Neptune's Circular for more details.
(3) Pursuant to a resolution of the board of directors of Neptune dated July 13, 2010, the transfer of warrants of the Corporation was effected by Neptune in consideration of a transfer premium of $0.25, payable to Neptune upon exercise of the warrants.
(4) Mr. Godin ceased being a Named Executive Officer of the Corporation on March 21, 2011 and was replaced by Mr. Xavier Harland who has been Chief Financial Officer since this date.
(5) Mr. Lemieux was a consultant for the Corporation from March 15, 2010 through April 10, 2010, and became Chief Operating Officer of the Corporation on April 11, 2010.

The July 13, 2010 transfer of warrants of the Corporation by Neptune is subject to the approval of Neptune's disinterested shareholders.

### OTHER FORMS OF COMPENSATION

The Corporation's executive employee benefit program includes life, medical, dental and disability insurance, the cost of which is paid by Neptune. These benefits are designed to be competitive overall with equivalent positions in comparable organizations. Please see the information relating to the Corporation set out in the Neptune Circular under the heading "*Compensation of Directors and Officers and other Information*" for more detailed information, which is incorporated herein by reference.

### SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2011 and allocated to the Corporation. For a complete description of the compensation of the Named Executives Officers, refer to the information relating thereto in the Neptune Circular.

| Name and Principal Position | Year ended February 28 | Salary ($)(1) | Option-based/Warrant-based awards(2) ($) | Annual incentive plans ($) | All other compensation ($)(3)(7) | Total compensation ($)(8) |
|---|---|---|---|---|---|---|
| Henri Harland<br>Chief Executive Officer | 2011 | 85,000 | 67,900 | - | - | 152,900 |
| | 2010 | 114,000 | - | 28,500 | - | 142,500 |
| | 2009 | 72,764 | 27,453 | - | 15,362 | 115,579 |
| André Godin<br>Chief Financial Office(4) | 2011 | 45,000 | 44,100 | - | - | 89,100 |
| | 2010 | 40,800 | - | 4,080 | 3,138 | 48,018 |
| | 2009 | 37,923 | 22,608 | - | - | 60,531 |
| Tina Sampalis<br>President | 2011 | 162,500 | 103,125 | - | - | 265,625 |
| | 2010 | 176,400 | - | 17,640 | 33,000 | 227,040 |
| | 2009 | 160,500 | 67,825 | - | - | 228,325 |
| Pierre Lemieux(5)(6)<br>Chief Operating Officer | 2011 | 130,338 | 57,500 | - | - | 187,838 |

(1) The salaries indicated correspond to the percentage of the Named Executive Officers' salaries allocated to the Corporation.
(2) For the July 13, 2010 transfer of Acasti warrants by Neptune, which are subject to the approval of the disinterested shareholders, the value of the warrant-based awards is based on a fair value of $0.23 per warrant. The Corporation has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control. Pursuant to a resolution of the board of directors of Neptune dated July 13, 2010, the transfer of warrants of the Corporation was effected by Neptune in consideration of a transfer premium of $0.25, payable to Neptune upon exercise of the warrants.
(3) The Named Executive Officer's did not receive any compensation under a pension plan, stock options, other indirect compensation or other form of annual compensation.
(4) Mr. Godin ceased being a Named Executive Officer of the Corporation on March 21, 2011 and was replaced by Mr. Xavier Harland who has been Chief Financial Officer since this date.
(5) Mr. Lemieux acted as Consultant for the Corporation from March 15, 2010 through April 10, 2010 and become the Chief Operating Officer of the Corporation on April 11, 2010.
(6) The salary includes a sum of $12,307 paid to Mr. Lemieux as Consultant for the Corporation from March 15, 2010 through April 10, 2010.
(7) The value of perquisites and other personal benefits received by these directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the remuneration paid during the financial year ended February 28, 2011.
(8) For a complete description of the remuneration of the Directors of the Corporation, we refer you to the Neptune Circular.

## CORPORATION STOCK OPTION PLAN

The Corporation's stock option plan (the "**Stock Option Plan**") was approved by the Board of Directors on October 8, 2008 and amended and restated as of April 29, 2009 and March 21, 2011.

The Stock Option Plan was adopted to ensure that the Corporation and its shareholders benefit from incentive participation through the holding of Shares by directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

The Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Class A Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. The Corporation's Compensation Committee is responsible for overseeing and managing the Corporation Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Class A Shares of the Corporation representing, from time to time, up to 10% of the outstanding issued Class A Shares of the Corporation then outstanding may be granted by the Board of Directors pursuant to the Corporation Stock Option Plan.

Prior to its amendment on March 21, 2011 by the Board of Directors, there were 1,530,000 Class A Shares reserved for issuance pursuant to the terms of the Stock Option Plan. As at the date hereof, following its amendment by the Board of Directors, there are 6,443,444 Class A Shares reserved for issuance pursuant to Corporation Stock Options Plan, representing 10% of the Class A Shares issued and outstanding as of the date hereof. At the Meeting, shareholders' approval will be necessary to ratify such modifications to the Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of the Corporation. In addition, the Stock Option Plan, together with any other plan that may be established by the Corporation or any options already granted by the Corporation will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of the Corporation; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of the Corporation, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of the Corporation, or (B) an insider, in excess of 5% of the outstanding securities of the Corporation.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options, unless otherwise provided for in the agreement between the Corporation and the holder, as proposed by the Board of Directors through the amendment of the Corporation Stock Option Plan, will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director's term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange (the "**Exchange**") if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

The Stock Option Plan must be approved each year by the disinterested shareholders of the Corporation at its annual meeting.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2011, the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. All Corporation plans have been approved by the shareholders. The number of shares which appears at in the line "Share-based compensation plan" refers to the Stock-Option Plan.

| Plan category | (A) Number of Shares to be issued following the exercise of outstanding stock options (Class A Shares) | (B) Weighted average strike price of outstanding stock options ($) | (C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Class A Shares) |
|---|---|---|---|
| Share-based compensation plan approved by the Shareholders | 800,000 | 0.25$ | 730,000(*) |
| Share-based compensation plan unapproved by the Shareholders | N/A | N/A | N/A |

(*)On March 21, 2011, in connection with the listing of Class A Shares on the Exchange on March 31, 2011, the Board of Directors approved the amendment to the Stock Option Plan in accordance with Exchange Policy 4.4 "*Incentive Stock Options*". Prior to the approval of the amendment on March 21, 2011, there were 1,530,000 Class A Shares reserved for issuance under the Stock Option Plan. At the date hereof, following said amendment, there are 6,443,444 Class A Shares reserved for issuance under the Stock Option Plan, representing 10% of the Class A Shares issued at the date hereof. The increase in the number of shares available for the additional issuance is subject to the shareholders' approval. See (see "*Particulars of matters to be acted upon – Stock-Option Plan*" in this Circular)

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was within the thirty days prior to the date of the Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of February 28, 2010, indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "Informed Person" means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation's knowledge, no informed person of the Corporation, and no associate or affiliate of those foregoing Informed Persons, at any time since the beginning of its last completed financial year, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

## INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation's knowledge, no one who has been a (i) director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year; (ii) a proposed nominee for election as a director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors or the appointment of auditors.

## DIRECTOR AND OFFICER LIABILITY INSURANCE

The Corporation has liability insurance coverage through its parent corporation, Neptune. Neptune has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Quebec). The total insurance coverage is of $ 10,000,000 per insurable period. Each claim is subject to a $ 25,000 deductible per event for Neptune's directors and officers as a whole. The premium paid by Neptune for the current year of coverage is $80,500.

## MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

## RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

## PENSION BENEFIT PLANS

The Corporation has no pension benefit plans.

## TERMINATION AND CHANGE OF CONTROL BENEFITS

Contract clauses for termination of employment, change of position and changes in management or ownership are at present being negotiated and discussed by the executive officers of the Corporation. The Corporation wishes to set up a program of benefits and set up clauses in contracts in the event of a change of control and/or the termination of employment for the executive officers. As of May 17, 2011, there is currently no benefit plan for executive officers in the event of a change of control and/or the termination of their employment, but the terms and conditions of such a plan should be finalized during the year.

## AUDIT COMMITTEE INFORMATION

### Audit Committee's Charter

The Charter of the Audit Committee is annexed to this circular as Schedule "A". The Charter was adopted by the Board of Directors on June 6, 2007.

### Composition of the Audit Committee

As of February 28, 2011, the Audit Committee was composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. The Audit Committee is composed of four (4) members of the Board of Directors at the date hereof: Mr. Michel Chartrand, Mr. Ronald Denis, Mr. Martin Godbout and Mr. Marc Lebel. From the experience as described above under the heading "*Election of Directors*", the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

### RELEVANT EDUCATION AND EXPERIENCE

Under National Instrument 52-110 *Audit Committees* ("**NI52-110**"), a director of an Audit Committee is "independent" if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation's financial statements or experience actively supervising one or more persons engaged in such activities and (d) understanding of internal controls and procedures for financial reporting.

Michel Chartrand – Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009, Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins inc. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning. Mr. Chartrand also holds a bachelor degree in Business Administration. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Ronald Denis – Mr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Mr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Mr. Denis' experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Martin Godbout – Mr. Godbout holds a B.Sc. in Biochemistry (1979) and a doctorate in physiology and molecular endocrinology from Laval University. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council of Canada (MRC) and went to San Diego, California, where he continued research work in molecular neurobiology at the Scripps Research Institute. From May 1994 to May 1997, he was chairman and CEO of Innovatech Quebec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of the Company BioCapital, a Canadian venture specialized in private financing of start-up companies demonstrating strong potential in the areas of health and biotechnology. Since 2004, Mr. Godbout is a director of MethylGene, a public company listed on the TSX Exchange. Mr. Godbout is currently a director on several boards of high technology companies, foundations and scientific organizations such as AmorChem, AngioChem, Asmacure, BioQuébec and the Ataxia Charlevoix Foundation.

Marc LeBel – Mr. Lebel is the holder of a Pharmacy Doctor (Pharm.D.) and the founder of Anapharm Inc. At present, he is president of Production Glaciel. He acted as the Executive Vice-president of Pharmanet, company owning Anapharm. Since its inception in 1994 with 8 employees, Anapharm grew to 960 employees in 2007, with business sites in Montreal, Trois-Rivières, Toronto and headquarters in Quebec City. Mr. LeBel was or is currently, a Board member of Université Laval, Festival du cinema des 3 Amériques, SiliCycle, Sinergia, Virocell, TGN Biotech and BCM Biotech. He is the author of 120 publications and 130 communications. He received the following honors: Excelsia 2006 Bio-Quebec, Grand diplômé Université Laval, and leadership from Canadian Society for Pharmaceutical Sciences.

Since the commencement of the Corporation's most recently completed financial year, the Corporation's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

During the financial year ended February 28, 2011, the Corporation has not relied on any exemption contained in NI52-110.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

### EXTERNAL AUDITOR FEES

The Auditor fees for the financial year ending February 28, 2011 were $117,663, as opposed to $37,000 for the financial year ending February 28, 2010. See the disclosure relating to the Corporation under the "External Auditor Fees" heading of Neptune's of the Annual Information Form (AIF) dated May 27, 2011, which disclosure is incorporated herein for reference.

## APPOINTMENT OF AUDITORS

Unless otherwise specified, **the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation**. The auditors will hold office until the next Annual Meeting of shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been acting as the Corporation's auditors since September 25, 2006.

## CORPORATE GOVERNANCE

1. **Board of Directors**

(a) *Independent directors.*

The Board of Directors considers that Mr. Ronald Denis, Mr. Martin Godbout, Mr. Michel Chartrand and Mr. Marc Lebel are "independent" within the meaning of NI52-110, as it applies to the Board of Directors.

(b) *Directors who are not independent.*

The Board of Directors considers that Mr. Henri Harland is not "independent" within the meaning of NI52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Corporation.

(c) *Majority of directors are independent.*

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of NI52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

All directors of the Board sit on Neptune and NeuroBioPharm's boards of directors.

(d) *Independent directors do not regularly scheduled closed meetings.*

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, hold such meeting.

(e) *Attendance record of directors for Board meetings.*

Since the beginning of financial year ended February 28, 2011, the Board of Directors has held 4 meetings. Attendance of directors at the meetings is indicated in the table below:

| Board Members | Meeting Attendance | Telephone Meeting Attendance |
|---|---|---|
| Henri Harland | 4/4 | - |
| Jean-Claude Debard | 0/4 | 2/4 |
| Ronald Denis | 4/4 | - |
| Michel Chartrand | 4/4 | - |
| Daniel Perry | - | 4/4 |

Mr. Marc Lebel and Mr. Martin Godbout did not attend any Board meetings prior to February 28, 2011.

(f) *Chairman of the Board*

Mr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors' practices.

2. **Board Mandate**

*How the Board delineates its role and responsibilities.*

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3. **Position Descriptions**

(a) *How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.*

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general,

ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

*(b) How the Board delineates the role and responsibilities of the CEO.*

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation's annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis.

4. **Orientation and Continuing Education**

*(a) Measures the Board takes to orient new directors*

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

*(b) Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5. **Ethical Business Conduct**

*(a) Code of Business Conduct and Ethics*

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation's web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

*(b) Steps the Board takes to ensure directors exercise independent judgement*

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the *Civil Code of Quebec,* to which the Corporation is subject as a legal person incorporated under the *Business Corporations Act* (Quebec) (R.S.Q. S-31.1), a director of the Corporation must immediately disclose to the Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuses himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6. **Nomination of Directors**

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new

directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders' meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee.

7. **Compensation**

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation's upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of remuneration granted to the directors. The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Corporation's officers, see "Executive Compensation" above.

The Compensation Committee is only composed of independent members within the meaning of NI52-110. The members of the Compensation Committee are Mr. Ronald Denis, Mr. Marc Lebel, Mr. Michel Chartrand and Mr. Martin Godbout.

8. **Other Board Committees**

Other than the audit committee and the compensation committee, the Corporation also has a corporate governance committee, which is composed of five (5) members. Of this number, two members are considered not at arm's length, namely the president and chief executive officer as well as the Chairman.

9. **Assessments**

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

## PARTICULARS OF MATTERS TO BE ACTED UPON

Amendments of the Articles of the Corporation and Nomination of Additional Directors

On February 14, 2011, the *Business Corporations Act* (Quebec) (the "**Act**") came into effect and replaced the *Companies Act* (Quebec). On this date, the Corporation was continued under the Act and is now governed by its provisions. The Act provides that, if the articles so provide, the directors of a corporation may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the previous annual shareholders meeting. The Corporation's articles do not currently allow the directors to appoint one or more additional directors.

At the Meeting, Shareholders will be asked to adopt the following special resolution ratifying the resolution of the Board amending of the articles of the Corporation::

> "**WHEREAS** the Board of Directors of the Corporation has adopted a resolution dated May 6, 2011 amending the articles of Corporation to enable the Directors of the Corporation to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the previous annual shareholders meeting , as more fully described in the Corporation's Management Proxy Circular dated May 27, 2010 (the "**Additional Directors Resolution**");
>
> **WHEREAS** the Additional Directors Resolution must be ratified by a special resolution of the shareholders of the Corporation;
>
> **RESOLVED THAT**:
>
> 1. the Additional Directors Resolution be and is hereby ratified, confirmed and approved;
>
> 2. any director or officer of the Corporation be and is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution."

To be adopted, the Additional Directors Resolution must be approved by at least two thirds of the shareholders of the Corporation, present in person or represented by proxy.

**THE BOARD OF DIRECTORS CONSIDERS THE AMENDMENT OF THE ARTICLES TO ALLOW THE DIRECTORS TO APPOINT ONE OR MORE ADDITIONAL DIRECTORS TO BE IN THE BEST INTERESTS OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ADDITIONAL DIRECTORS RESOLUTION.**

**The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Additional Directors Resolution.**

**Stock Option Plan**

The Corporation's stock option plan (the "**Stock Option Plan**") was approved by the Board of Directors on October 8, 2008 and was amended and restated as of April 29, 2009.

On March 21, 2011, in connection with the listing of the Class A Shares on the Exchange on March 31, 2011 the Board of Directors approved the amendment to the Stock Option Plan in accordance with Exchange Policy 4.4 "*Incentive Stock Options*". Subject to the approval of the Corporation's shareholders, the Corporation adopted a "rolling" stock option plan reserving a maximum of 10% of the issued shares of the Corporation at the time of the stock option grant.

Prior to its amendment on March 21, 2011 by the Board of Directors, there were 1,530,000 Class A Shares reserved for issuance pursuant to the terms of the Stock Option Plan. As of the date hereof, following its amendment by the Board of Directors, there are 6,443,444 Class A Shares reserved for issuance pursuant to Corporation Stock Option Plan, representing 10% of the Class A Shares issued and outstanding as at the date hereof.

A description of the terms and conditions of the Stock Option Plan is contained under "*Compensation of Directors and Officers and Other Information – Compensation Of Executive Officers – Stock Option Plan*".

The amendment to the Stock Option Plan is subject to the approval of the Exchange and the Corporation's shareholders.

Accordingly, at the Meeting, the shareholders will be asked to adopt the following resolution ratifying the resolution of the Board dated March 21, 2011 amending the Stock Option Plan:

"**WHEREAS** the Stock Option Plan of the Corporation was approved by the Board of Directors of the Corporation on October 8, 2008 and amended and restated as of April 29, 2009;

**WHEREAS** the Board of Directors of the Corporation adopted a resolution as of March 21, 2011 amending and restating said Stock Option Plan (the "Stock Option Plan Resolution") the as more fully described in the Corporation's Management Proxy Circular dated May 27, 2010 (the "**Circular**");

**WHEREAS**, pursuant to the rules and policies of the TSX Venture Exchange, the Stock Option Plan Resolution must be ratified by the shareholder of the Corporation;

**RESOLVED THAT**:

1. the Stock Option Plan Resolution, as described in the Circular, be and is hereby ratified, confirmed and approved;

2. any director or officer of the Corporation be and is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution."

To be adopted, the resolution ratifying the resolution of the Board dated as of March 21, 2011 amending and restating the Stock Option Plan (the "**Stock Option Plan Resolution**") must be approved by at least a majority of the shareholders of the Corporation, present in person or represented by proxy.

**THE BOARD OF DIRECTORS CONSIDERS THE AMENDEMENTS TO THE CORPORATION'S STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTION.**

**The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Stock Option Plan Resolution.**

## OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

## MATERIAL CHANGE

On March 31, 2011, the Corporation announced that the Class A Shares of the Corporation were henceforth trading on the Exchange under the "APO" ticker. This announcement was made following the confirmation from the Exchange that the Corporation now satisfied all requirements for the listing of the Class A shares on the Exchange. Press releases authorized by a member of the Corporation's senior management describing the entry of the Corporation on the Exchange were issued in February and March 2011 and filed with the authorities. Financial information, additional information relating to the listing of the Class A Shares on the Exchange and the material changes which have occurred within the Corporation are available on the SEDAR website at www.sedar.com.

In addition, the Corporation intends to affect an offering of transferable subscription rights to its shareholders, entitling the shareholders to subscribe for Class A Shares.

## ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation's annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

## AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

**DATED at Laval, Québec, as of May 27, 2011**

By order of the Board of Directors

*/s/ Ronald Denis*

**Dr. Ronald Denis**
**Chairman of the Board**

## SCHEDULE "A"

### CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

**Structure and Organization**

1. The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2. The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3. The Committee is expected to maintain free and open communication with management and the external auditors.

4. The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

**General Responsibilities**

The Committee shall:

1. Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2. Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3. Review and reassess the adequacy of this Charter annually.

**Responsibilities for Engaging External Auditors**

The Committee shall:

1. Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2. Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3. Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4. Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board's approval of the external auditors' appointment.

5. Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation's external auditors if applicable.

6. Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

   a) that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation's external auditors during the fiscal year in which the services are provided;

b) that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c) that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

**Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.**

The Committee shall:

1. Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2. Review the Corporation's financial statements, management's discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3. Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4. Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5. Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6. Review and approve all related party transactions undertaken by the Corporation.

**Periodic Responsibilities**

The Committee shall:

1. Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation's financial statements, compliance policies and compliance programs.

2. Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3. Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4. Perform such other functions assigned by law, the Corporation's Articles or bylaws, or by the Board of Directors.

5. Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6. Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7. Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

**Authority of the Audit Committee**

The Committee shall have the authority to:

1. Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2. Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3. Communicate directly with the internal and external auditors.